Exhibit 99.1

EKSPORT FINANS NORWAY

PRESS RELEASE

February 28, 2011

Strong results for Eksportfinans in 2010

2010 has been a very good year for Eksportfinans. Results from the underlying business operations remain strong, and disbursements of export credits have been record high throughout the year.

High level of new disbursements of export related loans

Disbursements of new loans from Eksportfinans amounted to NOK 33.7 billion in 2010, compared to NOK 28.1 billion in 2009. Eksportfinans' total outstanding export related loans increased from NOK 81.4 billion at year-end 2009 to NOK 99.8 billion at December 31, 2010.

Eksportfinans received a large volume of new loan applications for export related projects in 2010. The increase in both volume and number of loan applications received during 2010 indicates a higher level of activity among Eksportfinans' customer base compared to 2009. A large portion of the loan applications are related to oil and gas projects in Brazil, and projects within the Norwegian maritime industry. Although there was a higher volume of new applications in 2010, the volume of materialized lending will depend on the number of projects being realized going forward.

Successful entry into financing of renewable energy projects

In 2010, Eksportfinans expanded its scope of business to include financing of renewable energy, infrastructure and environmental projects. A new business area was established to support the new initiative, and the area accounted for approximately 7 percent of total new lending disbursements in 2010.

- Eksportfinans' new business area to support the green sectors has been well received in the market. Norwegian companies are active internationally within the areas of solar energy, hydro power and offshore wind power. In the years to come, Eksportfinans will make efforts to become a key supporter of long-term financing for the green industries along with the other sectors we support, such as the maritime industry and oil and gas industry, says President and CEO in Eksportfinans, Gisele Marchand.

Good access to funding

Despite the volatility in the financial markets caused by the sovereign debt crisis in some European countries, Eksportfinans experienced strong access to funding globally in 2010. In the public markets, Eksportfinans accessed the USD benchmark market in April (USD 1 billion) and September (USD 1.25 billion) with 3 and 5-year transactions respectively. These transactions were purchased by investors in the Americas, Europe, Middle East and Asia. In June the company launched its first fixed rate Samurai bond issue aimed at Japanese domestic investors with a successful JPY 30 billion 5-year transaction. Total new funding in 2010 amounted to NOK 72.2 billion through 721 individual bond issues compared to NOK 69.3 billion and 1,023 bond issues in 2009.

Results

Net interest income amounted to NOK 1.4 billion in 2010 compared to NOK 1.5 billion in 2009. Total comprehensive income for 2010 was positive NOK 448 million, compared to negative NOK 1,801 million for 2009. The total comprehensive income in 2010 was primarily caused by high net interest income, but offset by the reversal of the previously recognized gains on Eksportfinans' own debt, net of derivatives, which is measured at fair value in the financial statements.

Profit excluding unrealized gains and losses amounted to NOK 859 million in 2010, compared to NOK 1,041 million in 2009.

The Board of Directors proposes a dividend for 2010 of NOK 500 million. In addition the Ministry of Trade and Industry will on behalf of the Norwegian government receive a preference share dividend of NOK 126 million (accounted for as an interest expense). The preference dividend is in accordance with the agreement entered into in November 2008 between Eksportfinans and the Norwegian government, which gave Eksportfinans the option to borrow directly from the government for the purpose of financing export credits. The agreement has not been utilized by Eksportfinans.

Key figures:

	December 31, 2010	December 31, 2009
New loans disbursed	NOK 33.7 billion	NOK 28.1 billion
New bond debt issued	NOK 72.2 billion	NOK 69.3 billion
Total assets	NOK 215.5 billion	NOK 225.3 billion
Capital adequacy	17.6%	13.3%
Net interest income	NOK 1,419 million	NOK 1,470 million
Total comprehensive income*	NOK 448 million	(NOK 1,801 million)
Result excluding unrealized gains/losses on financial instruments	NOK 859 million	NOK 1,041 million

*Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity.

The complete fourth quarter report for 2010 is available at www.eksportfinans.no

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For further information, please contact:

President and CEO Gisele Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no
EVP Director of Staff, Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.